

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 7, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (602) 445-8100

Michael F. Golden
President and Chief Executive Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104

> **Re: Smith & Wesson Holding Corporation**
> **Response Letter to Comments Issued April 10, 2007**
> **Regarding Registration Statement on Form S-3**
> **File No. 333-141231**
> **Submitted May 17, 2007**

Dear Mr. Golden:

We have limited our review of your filing to those issues we have addressed in our comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. When you file an amendment to your registration statement, please disclose your response to prior comment 3.

2. We note your response to comment 4 of our letter dated April 10, 2007. In your amendment, please disclose the proceeds and amount of possible payments as set forth in your response.

3. Please also disclose the tabular disclosure provided in response to comment 9 of our April 10, 2007, comment letter.

Table of Contents

4. We note your proposed revisions to prior comment 12. Please delete the first

sentence under the About this Prospectus caption or otherwise revise to remove the implication that investors are not entitled to rely upon information contained in your public filings that are not incorporated by reference into your prospectus or an accompanying prospectus supplement.

Risks Related to the Notes and Common Stock, page 16

5. We note your proposed response to comment 14 of our letter dated April 10, 2007. Please expand your disclosure under this risk factor heading to disclose the substance of your responses to comments 10 and 15 of our prior letter with respect to short sales by the selling shareholders.

Closing Comment

6. Please also review the representations requested on page of our letter dated April 10, 2007, and provide these representations in the form requested.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer R. Hardy
Branch Chief

cc: Robert S. Kant
        Greenberg Traurig, LLP
        2375 East Camelback Road, Suite 700
        Phoenix, Arizona 85016